Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune Krill Oil
Tests below strictest detection limits for PCB and Recognized as a Target of
Excellence by Industry Peers and Competitors

Laval, Quebec, CANADA – March 4, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) assures its customers that it has been unaffected by the recent polychlorinated biphenyl (“PCB”) contamination observed in marine oils and confirms Neptune Krill Oil’s (“NKO®”) safety and quality. In addition, NKO® is recognized by industry peers as the golden standard for krill oils.

“Neptune provides high quality in purity, composition and benefits with its products. We regularly have the purity of NKO® rigorously tested at independent accredited laboratories for all potential contaminants including PCBs, dioxins, pesticides and heavy metals, among others. NKO® complies with strict standards, which justifies its regulatory approvals in the US, Canada, the European Union and Australia. Unlike some other marine oil manufacturers, Neptune is not concerned nor is it affected by the recent observation of fish oil PCB contamination” said Dr. Tina Sampalis, CSO of Neptune.

Also, according to the news published on Nutra-Ingredients on March 2nd, 2010 1, Valensa International (“Valensa”) is trying to improve Aker BioMarine’s (“Aker”) Superba Krill Oil by adding astaxanthin attempting to reach NKO® levels of naturally occurring astaxanthin.

“This move apparently makes perfect sense, but it doesn’t” said Mr. Henri Harland, President and CEO of Neptune. “Valensa openly acknowledges a weakness of Aker’s Superba Krill Oil, which contains substantially less antioxidants than NKO®. Matching the quantity of astaxanthin in their product to NKO® levels does not necessarily mean matching the benefits. In fact, their decision to add Valansa`s Zanthin astaxanthin to reach NKO®’s naturally occurring astaxanthin levels confirms the position of NKO® as the golden standard in the krill oil industry” he stated. “Moreover Neptune disputes Valensa’s statement about having the most stable krill oil in the market with only 2 years stability while Neptune already guarantees a 3 years real time stability for NKO®” he added.

“We are concerned about the consumers who will believe that an equal astaxanthin level actually means equal benefits” said Dr. Tina Sampalis. “This is not necessarily the case. It is fundamental to consider that the astaxanthin in NKO® is esterified on omega-3 fatty acids, most prominently EPA, one of the two bioactive omega-3s. This is not the case with astaxanthin derived from plant sources such as algae, such as Zanthin, the astaxanthin added to Aker’s Superba Krill Oil. Esterified astaxanthin improves the antioxidant activity in the body, which is essential in order to adequately prevent systemic oxidation, a critical risk factor for inflammatory and cardiovascular disease” she concluded.

About Neptune
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner has been initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

1 : http://www.nutraingredients-usa.com/Industry/Valensa-adds-astaxanthin-to-krill-oil-in-new-ingredient

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Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, C.A.,
Vice-president Administration and Finance
450-687-2262 - a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.